

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2024

Francois Roger
Chief Financial Officer
Sanofi
46, avenue de la Grande Armée
75017 Paris, France

> **Re: Sanofi**
> **Form 20-F for the Fiscal Year Ended December 31, 2023**
> **Filed February 23, 2024**
> **File No. 001-31368**

Dear Francois Roger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences